SECU[...] 05039933 [...]SION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 44497

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TRUSTMARK SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

248 EAST CAPITOL STREET SUITE 1000
(No. and Street)

JACKSON, MS 39201
(City) (State) (Zip Code)

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

THOMAS V. HOWARD 601-208-2368
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLC
(Name – *if individual, state last, first, middle name*)

188 EAST CAPITOL STREET SUITE 1100 JACKSON, MS 39201
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

RECD S.E.C.
MAR - 1 2005
613

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AH 3-22-2005

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/21/05

OATH OR AFFIRMATION

I, THOMAS V. HOWARD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TRUSTMARK SECURITIES, INC., as of DECEMBER 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

MELINDA W. FORTENBERRY NOTARY PUBLIC EXPIRES MISSISSIPPI MAY 31, 2006

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

KPMG LLP
Suite 1100
One Jackson Place
188 East Capitol Street
Jackson, MS 39201

Independent Auditors' Report

The Board of Directors of
Trustmark Securities, Inc.:

We have audited the accompanying balance sheets of Trustmark Securities, Inc. (the Company) (a wholly owned subsidiary of Trustmark National Bank) as of December 31, 2004 and 2003, and the related statements of income, changes in shareholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TSI as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purposes of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2004 financial statements taken as a whole.

KPMG LLP

February 25, 2005

TRUSTMARK SECURITIES, INC.
(A Wholly Owned Subsidiary of Trustmark National Bank)

Balance Sheets

December 31, 2004 and 2003

Assets		**2004**		**2003**
Cash	$	384,330	$	310,512
Short-term money market funds		3,042,190		2,929,724
Total cash and cash equivalents		3,426,520		3,240,236
Other assets		10,925		35,851
Total assets	$	3,437,445	$	3,276,087
Liabilities				
Due to shareholder	$	355,748	$	256,407
Accrued expenses and other liabilities		148,519		158,418
Total liabilities		504,267		414,825
Shareholder's Equity				
Common stock, $250 stated par value; 1,000 shares authorized, issued and outstanding		250,000		250,000
Retained earnings		2,683,178		2,611,262
Total shareholder's equity		2,933,178		2,861,262
Total liabilities and shareholder's equity	$	3,437,445	$	3,276,087

See accompanying notes to financial statements.

TRUSTMARK SECURITIES, INC.
(A Wholly Owned Subsidiary of Trustmark National Bank)

Income Statements

Years ended December 31, 2004 and 2003

	2004	2003
Income:		
Commissions	$ 4,732,916	$ 4,459,271
Interest income	51,183	49,554
Other customer fees	30,886	2,175
Total income	4,814,985	4,511,000
Expenses:		
Salaries and employee benefits	3,225,992	2,772,336
Clearing, execution and market information	589,103	500,075
Occupancy and equipment	161,510	158,429
Administrative and other	715,864	599,348
Total expenses	4,692,469	4,030,188
Income before income taxes	122,516	480,812
Income tax expense	50,600	190,000
Net income	$ 71,916	$ 290,812

See accompanying notes to financial statements.

TRUSTMARK SECURITIES, INC.
(A Wholly Owned Subsidiary of Trustmark National Bank)

Statements of Changes in Shareholder's Equity

Years ended December 31, 2004 and 2003

	Common stock				Retained		
	Shares		Amount		earnings		Total
Balance at January 1, 2003	1,000	$	250,000	$	2,320,450	$	2,570,450
Net income	—		—		290,812		290,812
Balance at December 31, 2003	1,000		250,000		2,611,262		2,861,262
Net income	—		—		71,916		71,916
Balance at December 31, 2004	1,000	$	250,000	$	2,683,178	$	2,933,178

See accompanying notes to financial statements.

TRUSTMARK SECURITIES, INC.
(A Wholly Owned Subsidiary of Trustmark National Bank)

Statements of Cash Flows

Years ended December 31, 2004 and 2003

	2004	2003
Operating activities:		
Net income	$ 71,916	$ 290,812
Adjustment to reconcile net income to net cash provided by operating activities:		
Net increase (decrease) in due to shareholder	99,341	(35,847)
Net (decrease) increase in accrued expenses and other liabilities	(9,899)	75,640
Net decrease (increase) in other assets	24,926	(23,419)
Net cash provided by operating activities	186,284	307,186
Increase in cash and cash equivalents	186,284	307,186
Cash and cash equivalents at beginning of year	3,240,236	2,933,050
Cash and cash equivalents at end of year	$ 3,426,520	$ 3,240,236

See accompanying notes to financial statements.

TRUSTMARK SECURITIES, INC.

Notes to Financial Statements

December 31, 2004 and 2003

(1) Organization

Trustmark Securities, Inc. (TSI), formerly Trustmark Financial Services, Inc., is a wholly owned subsidiary of Trustmark National Bank (TNB), which is a wholly owned subsidiary of Trustmark Corporation (Trustmark). TSI is registered as a broker-dealer in securities under the Securities Exchange Act of 1934. Its operations consist of coordinating securities transactions for its customers through a single clearinghouse, Pershing LLC (Pershing). Pershing clears securities transactions for TSI's customers and carries the accounts of such customers for those transactions on a fully disclosed basis. TSI's customer base consists primarily of TNB's customers from the Mississippi, Florida, Tennessee and Texas communities in which TNB conducts business. TSI does not engage in any underwriting activities. TSI is exempt from the requirements of the Securities and Exchange Commission (SEC) Rule 15c3-3.

(2) Summary of Significant Accounting Policies

(a) Securities Transactions

Securities transactions and related revenues and expenses, including commissions, are recorded by TSI on a settlement date basis which does not differ significantly from that which would be recognized on a trade date basis.

(b) Income Taxes

TSI does not file a separate income tax return; rather, its income is included in the consolidated return of Trustmark. Under an intercompany tax sharing agreement, TSI pays Trustmark for its pro rata share of the consolidated current tax liability or receives its pro rata share of refunds for any current tax benefit. There were no material temporary differences at December 31, 2004 and 2003. Payments to taxing authorities are made by Trustmark.

(c) Subordinated Liabilities

A statement of changes in liabilities subordinated to claims of creditors is not included in the accompanying financial statements, because TSI had no liabilities subordinated to claims of creditors as of December 31, 2004 or 2003, or at any point during the years then ended.

(d) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) Statements of Cash Flows

For the purpose of reporting cash flows, cash and cash equivalents include cash and short-term money market funds.

During 2004 and 2003, TSI paid to Trustmark $41,000 and $188,000, respectively, for income taxes pursuant to a tax sharing agreement between TSI and Trustmark. During 2004 and 2003, TSI paid no interest.

(4) Fair Values of Financial Instruments

At December 31, 2004 and 2003, the carrying values of TSI's assets and liabilities approximate their fair values.

(5) Cash

Under its clearing agreement with Pershing, TSI is required to maintain a $100,000 "clearing deposit" on which interest is earned at the rate of 1% below the Pershing Base Lending Rate.

(6) Income Taxes

The current and deferred components of income tax expense for the year ended December 31, 2004 and 2003 follow:

	2004	2003
Current:		
Federal	$ 44,000	$ 165,000
State	6,600	25,000
	50,600	190,000
Deferred:		
Federal	—	—
State	—	—
	—	—
Income tax provision	$ 50,600	$ 190,000

The differences between the income tax expense shown on the statements of operations and the amounts computed by applying the Federal income tax rate of 35% in 2004 and 2003 to income before income taxes follow:

	2004	2003
Expected income tax expense	$ 42,881	$ 168,284
State income taxes, net	4,290	16,250
Nondeductible expenses	2,977	1,809
Other	452	3,657
Income tax provision	$ 50,600	$ 190,000

(Continued)

(7) Related Party Transactions

Cash includes amounts held in an interest-bearing deposit account at TNB of $189,479 and $148,672 at December 31, 2004 and 2003, respectively.

TNB pays all direct costs for TSI and charges TSI for those expenses. At December 31, 2004 and 2003, TSI owed TNB $355,748 and $256,407, respectively, for such operating costs, including income taxes.

An indirect expense allocation is charged to TSI by TNB for expenses such as unemployment taxes, telephone, professional fees, and insurance. Those expenses were $229,200 for both 2004 and 2003. In addition, TNB charges TSI for office space on a month-to-month basis which amounted to $92,400 for 2004 and 2003.

Full-time employees of TSI participate in TNB's employee benefit plans, which include a noncontributory pension plan, a 401(k) plan and a self-insured medical benefit plan. During 2004 and 2003, TSI incurred expenses of $15,600 for each year related to the noncontributory pension plan. Also, during 2004 and 2003, expenses of $94,800 for each year were incurred related to the 401(k) plan. TSI incurred expenses of $58,653 and $56,452 in 2004 and 2003, respectively, related to the medical benefit plan.

(8) Net Capital Requirements

TSI is subject to the SEC's Uniform Net Capital requirements (Rule 15c3-1), which require the maintenance of minimum net capital. TSI uses the basic net capital method, which requires that TSI maintain minimum net capital, as defined, equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness. This rule also requires that the ratio of aggregate indebtedness to net capital, both as defined, cannot exceed 15 to 1. At December 31, 2004, TSI had net capital, calculated pursuant to this rule, of $2,872,334, which was $2,622,334 in excess of required net capital.

(9) Commitments and Contingencies

TSI is subject to claims and other legal proceedings in the normal course of business. In the opinion of management, based upon consultation with legal counsel, the ultimate resolution of these proceedings will not have a material effect on TSI's financial statements.

Schedule 1

TRUSTMARK SECURITIES, INC.

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2004

Computation of net capital		
Total shareholders' equity qualified for net capital	$	2,933,178
Deduct:		
Non-allowable assets		—
Haircuts on short-term money market mutual fund at 2%		60,844
Net capital	$	2,872,334
Aggregate indebtedness		
Due to shareholder	$	355,748
Accrued expenses and other liabilities		148,519
Total aggregate indebtedness	$	504,267
Computation of basic net capital requirement		
Net capital	$	2,872,334
Less minimum net capital required		250,000
Excess net capital	$	2,622,334
Percentage of aggregate indebtedness to net capital		17.56%

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2004, as filed by TSI in January 2005.

See accompaning independent auditors' report.

Schedule 2

TRUSTMARK SECURITIES, INC.

Computation of Determination of the Reserve Requirement
Under Exibit A of Rule 15c3-3

December 31, 2004

TSI is exempt from the reserve requirements and the related computations for the determination thereof under paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities and Exchange. Act of 1934 because TSI, as an introducing broker and dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and promptly transmits all customers' funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as were customarily made and kept by a clearing broker or dealer.

See accompanying independent auditors' report.

TRUSTMARK SECURITIES, INC.

Information for Possession or Control
Requirements Under Rule 15c3-3

December 31, 2004

	Market value	Number of items
Information for possession or control requirements:		
Customers' fully-paid and excess-margin securities not in TSI's possession or control as of December 31, 2004, for which instructions to reduce to possession or control had been issued as of December 31, 2004, for which the required action was not taken within the time frames specified under Rule 15c3-3.	None	None
Customers' fully-paid and excess-margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2004, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3; subsequently reduced to possession or control by TSI.	None	None

See accompanying independent auditors' report.

KPMG

KPMG LLP
Suite 1100
One Jackson Place
188 East Capitol Street
Jackson, MS 39201

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors
Trustmark Securities, Inc.:

In planning and performing our audit of the financial statements of Trustmark Securities, Inc. (the Company) for the year ended December 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including test of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3(c). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in (i) making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (ii) complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (iii) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable assurance, but not absolute assurance, that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

KPMG LLP

February 25, 2005